EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2014
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$(9,288)	$2,884	$2,880	$(974)	$1,442	$2,246
Interest expense(a)	237	122	94	142	207	134
(Gain)/loss on investment in equity investees in excess of distributed earnings	39	(232)	(154)	108	219	68
Amortization of capitalized interest	150	212	297	402	440	322
Loan cost amortization	26	25	28	43	37	25
Earnings	$(8,836)	$3,011	$3,145	$(279)	$2,345	$2,795
FIXED CHARGES:
Interest Expense	$237	$122	$94	$142	$207	$134
Capitalized interest	627	711	727	976	815	472
Loan cost amortization	26	25	28	43	37	25
Fixed Charges	$890	$858	$849	$1,161	$1,059	$631
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$23	$111	$172	$171	$171	$128
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.59	1.63	1.65	1.64	1.61	1.62
Preferred Dividends	$37	$181	$284	$280	$275	$207
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$927	$1,039	$1,131	$1,441	$1,334	$838
RATIO OF EARNINGS TO FIXED CHARGES	(9.9)	3.5	3.7	(0.2)	2.2	4.4
INSUFFICIENT COVERAGE	$9,726	$—	$—	$1,440	$—	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	(9.5)	2.9	2.8	(0.2)	1.8	3.3
INSUFFICIENT COVERAGE	$9,763	$—	$—	$1,720	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.